INTERIM REPORT

Three months ended September 30 (thousands of CDN$ except per share amounts)	2003	2002
Revenue	$ 3,641	$ 3,467
Gross margin	3,551	2,965
Net loss from continuing operations	(493)	(15,663)
Per share - basic and diluted	(0.01)	(0.41)
Net loss	(493)	(20,763)
Per share - basic and diluted	$ (0.01)	$ (0.54)
Outstanding shares, weighted average	39,319,269	37,917,098
Outstanding shares, end of period	39,325,560	37,919,250
All dollar amounts are in Canadian dollars and in accordance with generally accepted accounting principles in Canada. This information should be read in conjunction with the Company's financial statements and notes.

Financial Highlights

Q3

September 30,

2003

Report to Shareholders

We are pleased to report that we made substantial progress on virtually all fronts during the third quarter of this year. Third quarter revenues in our Zi Technology business were up 39 percent year over year, our net loss for the three months declined sharply to $0.01 loss per share from the prior year period and for the first time the Company generated breakeven operating cash flow in the quarter, a clear indication that we are much closer to being a generator of cash instead of a user of cash. Our entire team is doing an excellent job of executing the Company's business plan as these results clearly demonstrate.

We recently announced the promotion of Mike Donnell to President and Chief Executive Officer of Zi Corporation. Michael Lobsinger will remain on as the Company's Chairman. The decision to promote Mr. Donnell was made as he has demonstrated considerable insight into the needs of the global wireless industry, and as Zi's President and Chief Operating Officer, he played a key role in the significant operational progress we made over the last four months.

Mr. Donnell's vision of establishing Zi as the market leader in predictive text technology and leveraging that technology into new applications and markets within the wireless industry has had an immediate and positive impact on the Company's operations and our long term focus and strategy. Both Mr. Donnell and Mr. Lobsinger share the same vision for the Company and the same commitment to building a growing and profitable business.

On a company wide basis, total revenues for this year's third quarter and nine months were $3.6 million and $9.8 million, respectively, compared to total company wide revenues of $3.5 million and $8.8 million for the prior year periods, which included approximately $900,000 and $2.1 million, respectively, from e-Learning operations divested in the fourth quarter of last year.

The net loss for the 2003 third quarter declined to $493,001, or a loss per share of $0.01, from a net loss of $20.8 million, or a loss per share of $0.54, for the third quarter of 2002. For the first nine months of 2003, the net loss dropped to $4.3 million, or a loss per share of $0.11, from a net loss for the 2002 nine months of $33.5 million, or a loss per share of $0.89. The net losses for the same periods last year included losses from discontinued operations of $5.1 million and $9.1 million, respectively, and significant provisions for a number of one-time and non-recurring items totaling $11.5 million and $12.2 million, respectively.

Revenues from the Company's core Zi Technology business for the 2003 third quarter were $3.4 million, up from $2.5 million in last year's third quarter, and for the first nine months of this year revenues rose 47 percent to $9.4 million from $6.4 million for the comparable year-earlier period. This year's third quarter revenues were up 52 percent from $2.3 million in the second quarter of 2003. We are very encouraged by the operating profit in our Zi Technology business, which was approximately $700,000 in the third quarter of 2003 and approximately $900,000 for this year's first nine months.

In this year's third quarter, the year-over-year and sequential revenue growth rates in our Zi Technology business benefited from the steady implementation of our strategy to grow our business in key world markets, which included continued expansion into North and Latin America; further penetration of the Asian wireless market and customer base; and expansion into additional telecom markets such as the Chinese Handyphone System (PHS) market. This year's revenue growth continued despite the negative effects of the industry wide oversupply of handsets and the SARS epidemic in the Asian market.

As of the end of this year's third quarter, the Company had signed a total of 92 licensees, up from 62 licensees at the end of the 2002 third quarter, and 37 of those licensees were paying us royalties during the quarter, which is nearly a 70 percent increase in the number of royalty paying licensees over last year's third quarter. Our customers are predominately original equipment manufacturers (OEMs) and original design manufacturers (ODMs). A total of 57 new handset models embedded with eZiText® were released by our customers during the third quarter of 2003, substantially increasing the cumulative total as of the end of the quarter to 345 compared to 145 a year earlier.

In addition to significantly improved top and bottom line results, we also made a number of other important gains in our Zi Technology business during the last several months.

Zi is increasingly winning business in competitive situations and we continue to sign important licensing agreements with key customers. And, as always, we are working diligently to set the stage for a number of key future strategic initiatives and relationships, which could positively impact our business going forward.

On the product front, we further advanced the development of our core technologies in this year's third quarter with the roll-out of Version 6 of eZiText and Version 2 of eZiTap™ to key customers and new licensees around the world. We collaborated with and listened closely to our customers, focusing Version 6 development efforts on delivering enhanced languages and end-user functionality while reducing overall memory consumption. We also concentrated on improving customer service by deploying additional technical support, tools and documentation to shorten the implementation time of our products and reduce our customers' engineering efforts. Ultimately, this improves our customers' product time-to-market and positively impacts our top and bottom lines.

We are leveraging our position as a leading text input provider with strong distribution channels and have recently expanded our product offering with the introduction of a downloadable version of the eZiTap application for Sony Ericsson's product line of P800 and P900 smart phones. The eZiTap download product has received very positive feedback and strong support from end users.

The introduction of the download product is in line with our path to deploy eZiNet™, which is Zi's roadmap to enable Zi technologies to be applied across the handset as well as integrated onto a network, expanding our market reach to wireless carriers through both the embedded and download spaces.

We would also like to share with you some perspective on the growth of Zi's business in relation to other technology businesses and the wireless industry. Zi has been identified among the fastest growing companies in North America with our inclusion on the 2003 Deloitte Technology Fast 500 ranking with a five-year revenue growth rate of 729 percent. And, when compared against wireless industry growth rates, we are growing at a faster rate than the overall wireless market. According to Strategy Analytics, overall mobile phone sales rose 23 percent in this year's third quarter from the year-earlier period whereas Zi Technology revenues in the 2003 third quarter were up 39 percent from the prior-year period.

Industry analysts forecast further industry growth will increasingly come from innovations which will sustain demand in areas of the world with established wireless markets and from the continuing rise of emerging markets such as India, Russia, China and Brazil. While our position in the Chinese market continues to increase, we are also seeing an ongoing expansion of our products into other world markets as we seek new product opportunities with our current distribution channels. We are strongly positioned to capture these opportunities through our continued strides in addressing smart phone innovations, investing in developing our products and languages, and forming deeper relationships with other industry leading technology providers to better deliver our software to manufacturing customers.

As we look forward, Zi now has an operating infrastructure and cost base that will support further growth in revenue without the need for significant expense increases. This means that even though we may need to invest additional resources at times to meet specific revenue opportunities, as we generate incremental revenue it will have an increasingly positive impact on our bottom line. While we still face a number of business and market challenges over the coming months, we are convinced that we are well positioned to achieve our goals of becoming profitable and over time establishing the Company as the market leader.

We would like to express our appreciation to our employees for their dedication and commitment to success, as well as thank our customers, shareholders and suppliers, for their ongoing confidence and support. We look forward to corresponding with you when we report our results for the 2003 fourth quarter and year.

This Q3 2003 Interim Report to Shareholders contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties detailed in the Company's annual reports on Form 20-F filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statement.

Management's Discussion & Analysis of Financial Condition & Results of Operations

This management's discussion & analysis of financial condition and results of operations ("MD&A") should be read in conjunction with the MD&A included in the Zi Corporation 2002 annual report. All figures are expressed in Canadian dollars unless otherwise stated.

Zi Corporation (the "Company" or "Zi") develops intelligent interface solutions to enhance the usability of mobile and consumer electronic devices. The Company's embedded software products make electronic devices such as mobile phones, personal digital assistants and television set-top boxes easier to use in 41 unique language databases. The Company's core technology product, eZiText, and the Company's new input mode, eZiTap, are predictive text input solutions that permit easy input of letters on small form factor devices that have limited keypads (such as a mobile phone). The Company's products predictively complete words and automatically learn new user created personal language. By predictively offering word candidates as text is being entered, eZiText and eZiTap significantly increase the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce and Web browsing.

At September 30, 2003, Zi has signed 92 license agreements with customers. Zi's eZiText and eZiTap customers are predominately original equipment manufacturers (OEMs) and original design manufacturers (ODMs) and include licensees such as Sony Ericsson, Samsung, Alcatel, Kyocera, Fujitsu, UTStarcom, LG Electronics, Ningo Bird, TCL and DBTel. Substantially all of the eZiText-enabled devices have been sold in the Asian market where the use of ideographic languages makes eZiText an especially valuable technology feature on devices.

eZiNet™, Zi's new data indexing and retrieval solution, is being developed to create an intelligent link between the client and the network to reduce the number of key strokes required to access any type of data regardless of where the information is stored on the device, network or even a personal computer. eZiNet is designed to make mobile applications easier and more personal to use. It presents only relevant information to a user based on where the user is and what the user is doing, such as while in messaging, mobile browsing or conducting e-commerce. A user can own a device that learns from their behaviour and patterns, rather than having to learn the way of the device - enabling easy access to their relevant information quickly.

In addition to its core Zi Technology business, Zi's e-Learning investments include its wholly owned subsidiary, Oztime and a 45 percent equity interest in Magic Lantern Group, Inc. ("Magic Lantern"). Oztime is a leading e-Learning provider in China, combining technology, content and customer service for Chinese organizations, enterprises and individuals. Magic Lantern is a Canadian based provider of educational video and video streamed content.

Three months ended September 30, 2003 compared to September 30, 2002.

Revenue

Revenue from the core technology business segment increased 39 percent to $3.4 million in the three months ended September 30, 2003 compared to the same period a year earlier. Total revenue from all segments for the three-months ended September 30, 2003 was $3.6 million, an increase of $0.2 million over third quarter revenue a year earlier. Excluding revenue from Magic Lantern, which was divested in November 2002, the year over year increase would be $1.1 million, or 41 percent. During the third quarter of this year, the Company earned royalties from 37 licensees compared to 22 in the same period a year earlier. In the three months ended September 30, 2003, 57 new handset models embedded with eZiText were released by OEMs and ODMs into the market, bringing the cumulative total as of that date to 345 compared to 145 a year earlier.

Revenue from e-Learning, included in other product revenue, was $0.2 million for the 2003 quarter, a decrease of $0.8 million over the same period in 2002, reflecting, primarily, the divestiture of Magic Lantern.

Gross margin was $3.6 million for the third quarter of 2003, an increase of 20 percent over last year's level of $3.0 million. Gross margin this quarter is 98 percent of revenue compared to 86 percent in the third quarter of the prior year. The increase in gross margin as a percentage of revenue reflects higher margins from licence fees compared to those in the e-learning business.

Operating costs and expenses

Selling, general and administrative expense ("SG&A") in the three months ended September 30, 2003 declined to $2.5 million from $5.2 million in the three months ended September 30, 2002. The decrease is due principally to the absence of Magic Lantern SG&A as a result of its sale, a reduction in Oztime related SG&A, and a decrease in costs associated with the Company's corporate group. Litigation and legal costs have decreased from $7.1 million in the prior year third quarter to $0.3 million in this year's third quarter reflecting legal defense and settlement costs that were incurred last year, as discussed in note 10 "Contingent Liabilities" to the Company's September 30, 2003 interim consolidated financial statements. Product research and development expense decreased by $0.3 million, quarter over quarter, to $0.8 million, reflecting the substantial completion of development of the Company's eZiText and eZiTap applications, offset by increased spending on language data bases. Depreciation and amortization decreased by $3.0 million in the third quarter of 2003 compared to the same period a year earlier reflecting reduced levels of unamortized software development costs. The impairment of goodwill reported at September 30, 2002 was goodwill related to the purchase of Oztime.

Net loss from continuing operations was $0.5 million for the three-month period ended September 30, 2003 compared to $15.7 million a year earlier. The net loss from continuing operations in the current period, excluding the effects of foreign exchange, includes: $0.7 million operating income from the Zi Technology business segment; $0.3 million loss from the e-Learning business segment; and $0.9 million loss for other corporate related costs including public company operating costs and ongoing legal fees associated with financing, share ownership and protecting intellectual property.

For the three months ended September 30, 2002, the loss from discontinued operations includes results of operations related to the Company's Zi Services business segment, which was subsequently disposed of in the fourth quarter of 2002.

Net loss was $0.5 million in the three months ended September 30, 2003 compared to $20.8 million for the same period a year earlier. The principal reasons for the improvement were no corresponding loss from discontinued operations, litigation and write off of intangible assets; and reduced SG&A, product research and development, and depreciation and amortization.

Liquidity and capital resources

At September 30, 2003, the Company held $0.9 million in cash and cash equivalents.

Funds generated from operations for the three months ended September 30, 2003 were $6,958 compared to $10.0 million applied to operations in the same period a year earlier.

Cash applied to operations was $1.2 million for the three months ended September 30, 2003 and $4.3 million for the same period in 2002.

The decrease of $3.1 million in cash applied to operations represents, principally, increased revenue of $0.2 million, decreased SG&A of $2.7 million, decreased product research and development expense of $0.3 million, and other net offsetting items of $0.1 million.

Nine months ended September 30, 2003 compared to September 30, 2002

Revenue

Revenue from the core technology business increased 47 percent to $9.4 million for the nine months ended September 30, 2003. Total revenue from all segments for the nine months ended September 30, 2003 was $9.8 million, an increase of $1.0 million over the same period revenue a year earlier. Excluding revenue from Magic Lantern, which was divested in November 2002, the year over year increase would be $3.1 million, or 46 percent

For the nine months ended September 30, 2003, the Company earned royalties from 40 eZiText licensees compared to 22 in the same period a year earlier. In the nine months ended September 30, 2003, 129 new handset models embedded with eZiText were released into the market, bringing the cumulative total as of that date to 345 compared to 145 a year earlier.

Revenue from e-Learning, included in other product revenue, was $0.5 million for the nine months ended September 30, 2003, a decrease of $2.0 million over the same period in 2002, reflecting primarily, the divestiture of Magic Lantern. Other product revenue for the nine months ended September 30, 2003 was revenue substantially from Oztime.

Gross margin was $9.4 million for the first nine months ended September 30, 2003, an increase of 24 percent over the same period of last year's level of $7.6 million. Gross margin is 96 percent of revenue compared to 86 percent for the same period of the prior year. The increase in gross margin as a percentage of revenue reflects higher margins from licensing fees compared to those in the e-learning business segment.

Operating costs and expenses

SG&A in the nine months ended September 30, 2003 decreased to $8.5 million from $12.9 million in the nine months ended September 30, 2002. The decrease is comprised principally of the absence of Magic Lantern following its sale, a reduction in Oztime related SG&A and a decrease in costs associated with the Company's corporate group. Litigation and legal costs have decreased from $8.8 million for the nine months ended September 30, 2002 to $0.7 million for the nine months ending September 30, 2003 reflecting legal defense and settlement costs that were incurred last year, as discussed in note 10 "Contingent Liabilities" in the Company's September 30, 2003 interim consolidated financial statements. Product research and development expense decreased by $1.3 million year over year to $2.2 million reflecting the substantial completion on development on the Company's eZiText and eZiTap applications, offset by increased spending on language data bases.

Depreciation and amortization decreased by $3.9 million in the nine months ended September 30, 2003 compared to the same period a year earlier. The decrease in depreciation and amortization reflects the reduced levels of unamortized software development costs. The impairment of goodwill reported at September 30, 2002 was goodwill related to the purchase of Oztime.

For the nine months ended September 30, 2003, other interest expense from continuing operations includes interest on a note payable of US$3.24 million until its refinancing on May 7, 2003 and on US$1.94 million until June 20, 2003 after which the note was repaid.

Net loss from continuing operations was $4.3 million for the nine months ended September 30, 2003 compared to $24.4 million a year earlier. The net loss from continuing operations in the current period, excluding the effects of foreign exchange, includes: $0.9 million operating profit from the Zi Technology business segment; $1.1 million loss from the e-Learning business segment; and $3.3 million loss for other corporate costs including public company operating costs and debt financing costs.

For the nine months ended September 30, 2003, the loss from discontinued operations includes results of operations related to the Company's Zi Services business segment, which was subsequently disposed of in the fourth quarter of 2002.

Net loss was $4.3 million compared to $33.5 million for the same period a year earlier. The principal reasons for the improvement were no corresponding losses from discontinued operations, litigation and write off of intangible assets; and reduced SG&A, product research and development and depreciation and amortization.

Liquidity and capital resources
 At September 30, 2003, the Company held $0.9 million in cash and cash equivalents.

Funds applied to operations for the nine months ended September 30, 2003 was $1.8 million compared to $16.7 million in the same period a year earlier.

Cash flow applied to operations was $3.2 million for the first nine months ended September 30, 2003 and $11.4 million for the same period in 2002. The decrease of $8.2 million in cash applied to operations represents, principally, increased revenue of $1.0 million, decreased SG&A of $4.4 million, decreased product research and development expense of $1.3 million and other net items of $1.5 million.

Cash utilization in the first nine months ended September 30, 2003 has averaged nearly $1.1 million per quarter. Cash on hand at September 30, 2003 was approximately $0.9 million. In order for the Company to continue its operations, costs associated with Oztime need to be addressed and revenues increased. The disposition of Oztime is underway and debt has been repaid. The Company's capital requirements in addition to its operating requirements include the final payment under the AOL Time Warner ("AOL") settlement, and continued investment in its software development program.

The Company will be required to raise capital in order to fund these capital items.

Risks and uncertainties
 Zi Corporation is a global company and conducts business in many countries of the world across several continents, including North America, Asia and Europe. The Company's business is subject to risks arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls. The Company tries to minimize these risks, but there can be no assurance that they can be mitigated, or that they will not have a materially adverse effect on the business.

As discussed in note 2, "Going Concern Basis of Presentation" to the Company's September 30, 2003 interim consolidated financial statements, continued operations are dependent on the Company being able to pay the remaining scheduled installment payment due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Consolidated Balance Sheets

	September 30, 2003	December 31, 2002	September 30, 2002
	(unaudited)	(audited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$948,272	$5,342,771	$9,015,740
Accounts receivable	4,014,133	4,480,800	4,484,107
Work-in-progress and inventory	43,558	153,975	254,048
Prepayments and deposits	835,272	1,110,492	1,463,093
	5,841,235	11,088,038	15,216,988

Notes receivable	2,699,800	3,155,200	-
Capital assets - net (note 5)	1,636,035	2,033,738	4,466,866
Intangible assets - net (note 6)	957,814	1,986,937	4,815,592
Investment in significantly influenced company (note 7)	-	-	-
	$11,134,884	$18,263,913	$24,499,446

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$4,509,776	$6,706,687	$10,513,267
Deferred revenue	797,469	798,268	764,912
Note payable (note 8)	-	5,206,080	799,913
Current portion of capital lease obligations	46,626	158,952	184,290
	5,353,871	12,869,987	12,262,382

Capital lease obligations	8,123	32,977	51,925
	5,361,994	12,902,964	12,314,307

Contingent liabilities and going concern (notes 10 & 2)

Shareholders' equity
Share capital (note 9)	100,399,393	96,502,449	96,673,949
Contributed surplus (note 9)	1,035,223	240,573	-
Deficit	(95,661,726)	(91,382,073)	(84,488,810)
	5,772,890	5,360,949	12,185,139
	$11,134,884	$18,263,913	$24,499,446

See accompanying notes to consolidated financial statements.

Consolidated Statements of Loss and Deficit

(unaudited)	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Revenue
License and implementation fees	$3,446,448	$2,486,342	$9,352,061	$6,375,147
Other product revenue	194,490	980,701	460,507	2,436,236
	3,640,938	3,467,043	9,812,568	8,811,383

Cost of sales
License and implementation fees	53,461	110,921	334,451	231,630
Other	36,498	390,805	63,252	975,268
	89,959	501,726	397,703	1,206,898

Gross margin	3,550,979	2,965,317	9,414,865	7,604,485

Operating expenses

Selling, general and administrative	(2,524,264)	(5,216,304)	(8,462,997)	(12,879,384)
Litigation and legal (note 10)	(301,904)	(7,131,123)	(715,539)	(8,759,900)
Product research and development	(762,233)	(1,107,473)	(2,175,751)	(3,457,554)
Depreciation and amortization	(439,190)	(3,475,598)	(1,577,675)	(5,526,490)
Impairment of goodwill	-	(1,976,908)	-	(1,976,908)
Foreign exchange gain	(20,933)	285,269	32,622	460,911
Operating loss before undernoted	(497,545)	(15,656,820)	(3,484,475)	(24,534,840)
Interest on long term debt	(3,089)	(72,349)	(13,048)	(110,245)
Other interest	-	-	(814,766)	(6,665)
Interest income and other income	7,633	65,927	32,636	241,490
Equity interest in loss of significantly influenced company (note 7)	-	-	-	-
Loss from continuing operations before income taxes	(493,001)	(15,663,242)	(4,279,653)	(24,410,260)
Income taxes	-	-	-	-
Loss from continuing operations	(493,001)	(15,663,242)	(4,279,653)	(24,410,260)

Discontinued operations (note 4)
Loss from discontinued operations	-	(5,099,807)	-	(9,083,577)
Net loss	(493,001)	(20,763,049)	(4,279,653)	(33,493,837)
Deficit, beginning of period	(95,168,725)	(63,725,761)	(91,382,073)	(50,994,973)
Deficit, end of period	$(95,661,726)	$(84,488,810)	$(95,661,726)	$(84,488,810)

Basic and diluted loss from continuing operations per share	$(0.01)	$(0.41)	$(0.11)	$(0.65)
Loss from discontinued operations per share	-	(0.13)	-	(0.24)
Basic and diluted loss per share	$(0.01)	$(0.54)	$(0.11)	$(0.89)
Weighted average common shares	39,319,269	37,917,098	38,504,101	37,750,436
Common shares outstanding, end of period	39,325,560	37,919,250	39,325,560	37,919,250

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(unaudited)	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Operating activities:
Net loss from continuing operations	$(493,001)	$(15,663,242)	$(4,279,653)	$(24,410,260)
Items not affecting cash:
Loss on dispositions of capital assets	-	189,679	1,922	234,098
Depreciation and amortization	439,190	3,475,598	1,577,675	5,526,490
Impairment of goodwill	-	1,976,908	-	1,976,908
Non-cash compensation expense	60,769	-	794,650	-
Non-cash interest expense	-	-	60,930	-
Funds generated from (applied to) operations	6,958	(10,021,057)	(1,844,476)	(16,672,764)
Decrease (increase) in non-cash working capital	(1,173,640)	5,731,485	(1,345,406)	5,268,188
Cash flow applied to operations	(1,166,682)	(4,289,572)	(3,189,882)	(11,404,576)

Financing activities:
Proceeds from issuance of common shares	121,528	85,675	3,836,014	1,012,446
Repayment of note payable	-	(44,728)	(5,206,080)	(75,391)
Payment of capital lease obligations	(35,110)	(46,575)	(137,180)	(98,794)
	86,418	(5,628)	(1,507,246)	838,261

Investing activities:
Short-term investments	-	-	-	8,577,503
Purchase of capital assets	(39,879)	(259,698)	(68,257)	(1,045,049)
Proceeds from capital asset dispositions	-	65,416	3,594	87,664
Software development costs	(26,981)	(286,037)	(88,108)	(909,969)
Note receivable	(4,800)	-	455,400	-
Acquisition of subsidiaries net of bank indebtedness	-	-	-	(1,884,433)
	(71,660)	(480,319)	302,629	4,825,716

Discontinued operations	-	(905,208)	-	(4,334,625)

Net cash outflow	(1,151,924)	(5,680,727)	(4,394,499)	(10,075,224)
Cash and cash equivalents, beginning of period	2,100,196	14,696,467	5,342,771	19,090,964
Cash and cash equivalents, end of period	$948,272	$9,015,740	$948,272	$9,015,740

Non - cash financing activities
Acquisition of subsidiaries	$-	$-	$-	$790,000
Equipment acquired under capital lease	$-	$-	$-	$34,200

Components of cash and cash equivalents
Cash	$948,272	$3,339,437	$948,272	$3,339,437
Cash equivalents	-	$5,676,303	$-	$5,676,303

Supplemental cash flow information
Cash paid for interest	$3,089	$9,136	$766,884	$30,164

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
 For the periods ended September 30, 2003 and 2002 (unaudited)

1. NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Through the Company's discontinued Zi Services business unit, Zi provided specialized product development and customized solutions in Bluetooth, VoIP and man-machine interface design to the telecommunications industry.

2. GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the next twelve months. The Company has incurred operating losses over the past three years. On December 6, 2002, the Company settled a judgement in favour of Tegic Communications Inc., a division of AOL Online, Inc., as discussed in note 10. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$0.75 million due January 2004.

Continuing operations are dependent on the Company being able to pay the remaining installment payment due under the settlement agreement with AOL, raise additional financing and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payment due under the terms of the settlement agreement with AOL, raise additional capital, increase revenue and continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management using the historical cost basis in accordance with Canadian generally accepted accounting principles, applied on a basis consistent with the most recent annual consolidated financial statements. These statements include all adjustments necessary to present fairly the results for the interim periods. Certain information and footnote disclosure normally included in the consolidated financial statements have been condensed or omitted. The Company's significant accounting policies are described in the most recent annual consolidated financial statements. These interim financial statements should be read in conjunction with those consolidated financial statements.

4. DISCONTINUED OPERATIONS

In 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business unit, the telecom engineering division of the Company operated by TTC, which provided specialized product development and customized solutions in Bluetooth, VoIP and man-machine interface design. Accordingly, the results of operations of these businesses, including the estimated costs of selling and closing, were accounted for on a discontinued basis as at June 30, 2002. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on any related business activities.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Revenue	$-	$5,322	$-	$167,446
Operating loss	$-	$(5,099,807)	$-	$(9,083,577)

			Nine Months Ended September 30,
			2003	2002
Current assets			$-	$419,698
Current liabilities			-	(20,488)
Net working capital			$-	$399,210
Capital assets			$-	$427,246

5. CAPITAL ASSETS

	Cost	Accumulated amortization	Net book value
September 30, 2003
Computer and office equipment	$3,904,810	$2,486,410	$1,418,400
Leasehold improvements	806,338	588,703	217,635
	$4,711,148	$3,075,113	$1,636,035
December 31, 2002
Computer and office equipment	$3,860,840	$2,108,722	$1,752,118
Leasehold improvements	806,338	524,718	281,620
	$4,667,178	$2,633,440	$2,033,738
September 30, 2002
Computer and office equipment	$6,368,088	$2,307,390	$4,060,698
Leasehold improvements	930,602	524,434	406,168
	$7,298,690	$2,831,824	$4,466,866

6. INTANGIBLE ASSETS
	Cost	Accumulated amortization	Net book value
September 30, 2003
Patent	$835,109	$421,032	$414,077
Software development costs	11,187,193	10,645,615	541,578
Goodwill and human capital	4,793,956	4,793,956	-
Acquired software licenses	75,645	73,486	2,159
Deferred start-up costs	306,143	306,143	-
	$17,198,046	$16,240,232	$957,814
December 31, 2002
Patent	$835,109	$372,776	$462,333
Software development costs	16,411,513	14,907,979	1,503,534
Goodwill and human capital	4,793,956	4,793,956	-
Acquired software licenses	75,645	54,575	21,070
Deferred start-up costs	306,143	306,143	-
	$22,422,366	$20,435,429	$1,986,937
September 30, 2002
Patent	$835,109	$276,280	$558,829
Software development costs	17,484,905	14,438,155	3,046,750
Goodwill and human capital	4,793,956	4,793,956	-
Acquired software licenses	75,645	48,271	27,374
Deferred start-up costs	306,143	306,143	-
Distribution agreements	1,300,000	117,361	1,182,639
	$24,795,758	$19,980,166	$4,815,592

7. EQUITY INTEREST IN SIGNIFICANTLY INFLUENCED COMPANY

The Company holds a 45 percent interest in Magic Lantern Group, Inc. received upon the disposition of its indirect ownership of Magic Lantern Communications Ltd. on November 7, 2002. The Company's proportionate share of the loss from Magic Lantern Group, Inc. operations for the nine-month period ended September 30, 2003 has not been recognized as the carrying value of the investment in Magic Lantern Group, Inc. is nil and the Company has no commitment to fund this loss.

8. NOTE PAYABLE

On December 5, 2002, the Company borrowed US$3,300,000 (before deduction for fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum and payable monthly, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding which were exercisable at one common share to one share purchase warrant for a price of $3.62 per share (see note 9). A commitment fee of US$300,000 was paid upon funding. The first extension terms included a four percent extension fee of US$130,800 paid upon funding. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security interest in 29,750,000 shares of Magic Lantern Group, Inc., held by the Company.

On May 7, 2003, the Company entered into a new secured short-term credit facility in the amount of US$1.94 million, which was settled in full June 20, 2003. The note included interest payable at 12 percent per annum. The terms of the note payable provided for a bonus payment of US$45,000, payable in common shares of the Company, paid 30 days from the date of the agreement as the loan balance remained unpaid as of that date. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer who is also a director of the Company and a share pledge agreement by the Company which pledges and granted a first security interest in 29,750,000 shares of Magic Lantern Group, Inc., held by the Company.

9. SHARE CAPITAL

Common share warrants
 On June 19, 2003, the Company completed a private placement of 1,000,000 units priced at US$2 per unit for net proceeds of US$1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of US$2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

During the three and nine month periods ended September 30, 2003, 39,833 and 255,666 stock options were exercised for proceeds of $142,312 and $834,794, respectively. During the three and nine month periods ended September 30, 2003, 250,000 and 1,675,000 stock options were granted by the Company, respectively and as at September 30, 2003, the Company has a total of 4,993,733 outstanding options, which expire over a period of one to five years.

During the nine month period ended September 30, 2003, 162,532 restricted stock units were granted by the Company. During the three and nine month periods ended September 30, 2003, 3,906 and 33,961 restricted stock units were exercised through the issuance of 3,906 and 33,961 shares, respectively, for proceeds of nil. The restricted stock units vested upon granting and expire in five years from the date of grant. The Company has recorded in the three and nine month periods ended September 30, 2003, as part of selling, general and administration expense, $60,769 and $720,501 of compensation expense, respectively, calculated by using the Black-Scholes option pricing model.

During the nine month period ended September 30, 2003, the Company issued 100,000 shares through the exercise of 100,000 share purchase warrants of the Company at a price of $3.62 per share (see note 8).

The Company has recorded in the nine month period ended September 30, 2003, as part of other interest expense, a charge of $74,149, calculated by using the Black-Scholes option pricing model, as part of the financing charge on the note payable (see note 8).

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is as follows:
Three Months Ended September 30,			Nine Months Ended September 30,
Compensation Costs	2003	2002	2003	2002
Net loss:	$(493,001)	$(20,763,049)	$(4,279,653)	$(33,493,837)
Add: Stock option expense	(820,432)	(95,541)	(2,414,239)	(545,598)
Net loss, pro forma	$(1,313,433)	$(20,858,590)	$(6,693,892)	$(34,039,435)

Basic net loss per share	$(0.01)	$(0.54)	$(0.11)	$(0.89)
Add: Stock option expense	(0.02)	(0.00)	(0.06)	(0.01)
Basic net loss per share, pro forma	$(0.03)	$(0.54)	$(0.17)	$(0.90)

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, using the following assumptions: volatility, as of the date of the grant, computed using the prior one to three year weekly average prices of the Company's common shares, which ranged from 63 percent to 97 percent; expected dividend yield - nil; expected life - three years; risk-free rate of return as of the grant date - 3.20 percent to 6.75 percent, based on Government of Canada bond yields.

10. CONTINGENT LIABILITIES

The US$9 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgement (the "Consent Judgement") dated December 20, 2002. Settlement costs were included as part of legal and litigation costs as at December 31, 2002, including US$0.75 million (the "Outstanding Balance"), which remains to be paid in an installment payment on January 2, 2004. In the event that the Outstanding Balance payment is not paid as required under the terms of the settlement agreement, then the amount of US$9 million less all payments made to AOL to the date of such payment default becomes immediately due and payable by the Company to AOL (the "Default Payment Amount"). In the event of any Outstanding Balance payment default, the Default Payment Amount would range between US$4.5 million to US$5.25 million depending upon the date of such payment default. Security agreements entered into by the Company with AOL to secure payment of the Default Payment Amount become enforceable in the event of any Outstanding Balance payment default. When the Outstanding Balance is paid to AOL in full on or before the scheduled payment date, the security agreements entered into by the Company with AOL are terminated and the Company is fully released from any obligation to pay the Default Payment Amount to AOL.

The Default Payment Amount also becomes due and payable by the Company to AOL if, prior to the payment in full of the Outstanding Balance to AOL, any of the following circumstances occur and are not cured within ten days of occurrence:

(i)	the Company advanced any claims against AOL or its affiliates in respect of patent infringement before July 6, 2003;
(ii)	the Company or any other person commences any action to avoid any payments made by the Company to AOL including any of the remaining scheduled installment payments;
(iii)	the Company violates the terms of the Consent Judgement; or
(iv)	the Company breaches any of the terms of the settlement agreement.

11. SEGMENTED INFORMATION

The Company's primary operations are located in North America. The Company operates four reportable geographic segments through three reportable business units:

	Revenue
	License and implementation fees	Software and other	Total	Operating profit (loss)
Three months ended September 30, 2003
Zi Technology	$3,446,448	$1,573	$3,448,021	$709,902
e-Learning	-	192,917	192,917	(303,334)
Other	-	-	-	(904,113)
Total	$3,446,448	$194,490	$3,640,938	$(497,545)
Three months ended September 30, 2002
Zi Technology	$2,486,342	$-	$2,486,342	$(305,324)
e-Learning	-	980,701	980,701	(6,866,207)
Other	-	-	-	(8,485,289)
Total	$2,486,342	$980,701	$3,467,043	$(15,656,820)
Nine months ended September 30, 2003
Zi Technology	$9,352,061	$7,494	$9,359,555	$926,365
e-Learning	-	453,013	453,013	(1,140,155)
Other	-	-	-	(3,270,685)
Total	$9,352,061	$460,507	$9,812,568	$(3,484,475)
Nine months ended September 30, 2002
Zi Technology	$6,375,147	$-	$6,375,147	$(1,712,205)
e-Learning	-	2,431,227	2,431,227	(9,681,852)
Other	-	5,009	5,009	(13,140,783)
Total	$6,375,147	$2,436,236	$8,811,383	$(24,534,840)
Identifiable assets	September 30, 2003		September 30, 2002
Zi Technology		$5,197,263		$6,110,119
e-Learning		1,666,837		4,170,619
Zi Services (note 4)		-		4,118,861
Other		4,270,784		10,099,847
Total		$11,134,884		$24,499,446

The investment in significantly influenced subsidiary and its associated loss have been included as part of the e-Learning business unit and as part of the Canadian geographic segment. Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

	Revenue
	License and implementation fees	Software and other	Total	Operating profit (loss)
Three months ended September 30, 2003
Canada	$1,576,364	$3,481	$1,579,845	$(438,109)
China	912,916	191,009	1,103,925	(345,156)
USA	957,168	-	957,168	334,261
Other	-	-	-	(48,541)
Total	$3,446,448	$194,490	$3,640,938	$(497,545)
Three months ended September 30, 2002
Canada	$760,600	$902,546	$1,663,146	$(9,839,095)
China	802,227	78,155	880,382	(5,261,336)
USA	923,515	-	923,515	(440,445)
Other	-	-	-	(115,944)
Total	$2,486,342	$980,701	$3,467,043	$(15,656,820)
Nine months ended September 30, 2003
Canada	$3,437,572	$15,519	$3,453,091	$(3,324,720)
China	2,735,093	444,988	3,180,081	(1,083,761)
USA	3,179,396	-	3,179,396	1,062,324
Other	-	-	-	(138,318)
Total	$9,352,061	$460,507	$9,812,568	$(3,484,475)
Nine months ended September 30, 2002
Canada	$2,514,834	$2,113,222	$4,628,056	$(14,792,304)
China	1,651,738	323,014	1,974,752	(8,366,342)
USA	2,208,575	-	2,208,575	(662,659)
Other	-	-	-	(713,535)
Total	$6,375,147	$2,436,236	$8,811,383	$(24,534,840)

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Directors	Senior Management Team	Additional Information is available on the Company's Website or by contacting:

Derrick R. Armstrong Director	Michael E. Lobsinger Chairman and Chief Executive Officer

Howard R. Balloch Director	Mike Donnell President and Chief Operating Officer	Investor Relations T 403.233.8875 F 403.233.8878 E investor@zicorp.com W www.zicorp.com

Donald Hyde Director	Dale Kearns Chief Financial Officer	Banker HSBC Bank Canada

Michael E. Lobsinger Chairman of the Board	Todd Simpson Chief Technology Officer	Legal Counsel Borden Ladner Gervais LLP Barristers and Solicitors

Rod M. Love Director		Auditor Deloitte & Touche LLP

Thompson MacDonald Director		Stock Exchange Listing NASDAQ:ZICA Toronto Stock Exchange: ZIC

Michael Mackenzie Director

2100, 840 - 7 Avenue SW
Calgary, Alberta Canada T2P 3G2

P (403) 233-8875 F (403) 233-8878 W www.zicorp.com